-FOR IMMEDIATE RELEASE-

      Elron Announces Signing of Definitive Agreement to Sell All of Its Holdings in Elbit
Systems for Approximately $197 Million

Tel Aviv, July 8, 2004—Elron Electronic Industries Ltd. (NASDAQ:ELRN) today announced the signing of a definitive agreement for the sale of all of its holdings in Elbit Systems Ltd. (NASDAQ: ESLT) constituting approximately 19.6% of the outstanding share capital of Elbit Systems to Tadiran Communications Ltd., in consideration for approximately $197 million. If within 15 months following the closing, Tadiran Communications purchases additional shares of Elbit Systems from the Federmann group, the other major shareholder of Elbit Systems, at a price per share which exceeds the price per share of Elbit Systems derived from the transaction by more than 5%, then Elron shall receive from Tadiran Communications, an additional amount per share equal to the difference between the price per share paid to the Federmann group and the price per share paid to Elron at the closing of the transaction.

Tadiran Communications is an Israeli manufacturer of sophisticated electronic defense communications equipment, traded on the Tel Aviv Stock Exchange.

The closing of the transaction is subject to the right of first refusal of the Federmann group and regulatory approvals. There is no assurance that the transaction will be completed.

Upon closing of the transaction, Elron will record a gain, net of tax, of between $60 million and $70 million.

Elron Electronic Industries Ltd. is a multinational high technology holding company based in Israel. Through affiliates, Elron is engaged with a group of high technology operating companies in the fields of medical devices, advanced defense electronics, communication, IT software, semiconductors and amorphous metals. For further information, visit http://www.elron.com

Contact:

Tal Raz

Elron Electronic Industries Ltd.

Tel: 972-3-607-5555

raz@elron.net

Any statements in this press release that may be considered forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially. Actual results may differ from such forward-looking statements due to the risk factors discussed in periodic reports filed by the Company with the Securities and Exchange Commission, which the Company urges investors to consider.